Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

MODERN MEDIA ACQUISITION CORP.

(a Delaware corporation)

Modern Media Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.    The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 3, 2017 (the “Original Certificate”).

2.    This Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”) was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

3.    This Amended and Restated Certificate amends and restates the provisions of the Original Certificate in its entirety as follows:

FIRST:    The name of the Corporation is “MODERN MEDIA ACQUISITION CORP.”

SECOND:    The address of the Corporation’s registered office is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808 County of New Castle, and the name of its registered agent thereat is Corporation Service Company.

THIRD:    The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH:    The total number of shares of stock which the Corporation shall have authority to issue is one hundred million (100,000,000) shares of common stock with a par value of $0.0001 per share.

FIFTH:    Upon the effectiveness of this Amended and Restated Certificate of Incorporation pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), each share of the Corporation’s common stock (“Common Stock”) issued and outstanding immediately prior to the Effective Time will be automatically reclassified and converted into 71,875 shares of Common Stock, par value $0.0001 per share. Any stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock (“Old Certificates”) will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Common Stock as equals the product obtained by multiplying the number of shares of Common Stock represented by the Old Certificate immediately prior to the Effective Time by 71,875.

SIXTH:    The Board of Directors is expressly authorized to make, alter, amend and repeal the By-Laws of the Corporation.

SEVENTH:    No director of the Corporation shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Neither any amendment or repeal of the foregoing provisions of this Article SEVENTH nor adoption of any provision of this Certificate of Incorporation or of the By-Laws of the Corporation which is inconsistent with the foregoing provisions of this Article SEVENTH shall adversely affect any right or protection of a director of the Corporation existing at the time of such amendment, repeal or adoption.

EIGHTH:    The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, Modern Media Acquisition Corp. has caused this Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this 14th day of February 2017.

MODERN MEDIA ACQUISITION CORP.

By:	/s/ Lewis W. Dickey, Jr.
Name: Lewis W. Dickey, Jr. Title: President and Chief Executive Officer